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                       Karpus Investment Management



June 12, 2009

First Trust/Four Corners Senior Floating Rate Income Fund
120 Liberty Drive, Suite 140
Wheaton, Illinois 60187

Gentlemen:

         First Trust/Four Corners Senior Floating Rate Income Fund (the "Fund"), has represented to Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM"), that the Fund intends to effectuate a Tender Offer for 100% of the Money Market Cumulative Preferred Shares of the Fund (the "Preferred Shares") at a price equivalent to 95% of the liquidation preference of $25,000 per Preferred Share, plus any unpaid dividends, prior to the commencement of the Fund's 2009 Annual Meeting, as set forth in the draft Tender Offer documents dated June 11, 2009 provided by the Fund to KIM pursuant to a Confidentiality and Non-Disclosure Agreement also dated June 11, 2009 (the "Offer"). If this letter accurately reflects the present intention of the Fund, please sign and return one copy of this letter.

         In the event that a copy of this letter signed by an authorized signatory of the Fund is returned to KIM by June 15, 2009, then KIM confirms that if the Offer is actually made to the holders of Preferred Shares on the terms and conditions set forth above, KIM will tender all Preferred Shares owned or controlled by KIM, and will recommend to other persons who have a relationship with KIM to tender their Preferred Shares, pursuant to the Offer. KIM also confirms that, at the time of the completion of the payment pursuant to the Offer, KIM will withdraw its letter to the Fund dated April 9, 2009 seeking to nominate two nominees for election as Trustees of the Fund at the 2009 Annual Meeting of the Fund (the "Nomination Letter").

         In the event that a signed copy of this letter is not returned to KIM by June 15, 2009, then this letter shall be null and void and of no further force and effect and KIM reserves all its rights. In the event a signed copy of this letter is returned to KIM by June 15, 2009, then, except as otherwise set forth above, all rights of the Fund and of KIM for each to proceed in the manner they determine to be in their own best interests are reserved and retained, including, but not limited to, the right of the Fund not to proceed with the Offer and the right of KIM






First Trust/Four Corners Senior Floating Rate Income Fund
June 12, 2009
Page Two


to proceed with the actions contemplated by the Nomination Letter. In the event the Offer is consummated, KIM and its affiliates and the Fund agree not to bring suit or take any action against the other or its respective affiliates, officers, directors, trustees and advisors in respect of the Offer and each releases such persons from any liability with respect thereto.


                                    Very truly yours.

                                    KARPUS MANAGEMENT, INC.


                                    By:  /s/ Cody B. Bartlett Jr.
                                         -------------------------------
                                    Cody B. Bartlett Jr., CFA - Managing
                                    Director of Investments


The first paragraph of this letter accurately reflects the present intention of the Fund.

First Trust/Four Corners Senior Floating Rate Income Fund


By:  /s/ W. Scott Jardine                    Dated: June 15, 2009
     --------------------------                     ---------------------
     Name:  W. Scott Jardine
     Title: Secretary